Filed by Southern Financial Bancorp, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Provident Bankshares Corporation

Commission File No. 0-16421

Provident Bankshares Corporation and Southern Financial Bancorp, Inc. will be filing a joint proxy statement/prospectus and other relevant documents concerning the merger with the United States Securities and Exchange Commission (the “SEC”).

WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION.

Investors will be able to obtain these documents free of charge at the SEC’s web site (www.sec.gov). In addition, documents filed with the SEC by Provident Bankshares Corporation will be available free of charge from the Investor Relations Department at Provident Bankshares Corporation, 114 East Lexington Street, Baltimore, Maryland 21202. Documents filed with the SEC by Southern Financial Bancorp, Inc. will be available free of charge from the Investor Relations Department at Southern Financial Bancorp, Inc., 37 East Main Street, Warrenton, Virginia 20186.

The directors, executive officers, and certain other members of management of Provident Bankshares Corporation and Southern Financial Bancorp, Inc. may be soliciting proxies in favor of the merger from the companies’ respective shareholders. For information about these directors, executive officers, and members of management, shareholders are asked to refer to the most recent proxy statements issued by the respective companies, which are available on their web sites and at the addresses provided in the preceding paragraph.

The following is the text of a press release issued on January 21, 2004 by Southern Financial Bancorp, Inc.:

[LOGO]

Southern Financial Bancorp, Inc.

37 E. Main Street

Warrenton, VA 20186

SOUTHERN FINANCIAL BANCORP REPORTS RECORD NET INCOME OF $3.6 MILLION FOR FOURTH QUARTER 2003 and $13.2 MILLION FOR 2003 YEAR

•	Record net income totals $3.6 million for 4Q 2003, an increase of 42.0% over 4Q 2002

•	Announcement of merger with Essex Bancorp, Inc. to close in 1Q 2004

•	Announcement of merger into Provident Bankshares Corporation, to close in 2Q 2004

	GAAP Earnings			Non-GAAP Earnings (Earnings excluding gains (losses) on investment securities and other assets and merger-related expenses)
	4Q03	4Q02	change	4Q03	4Q02	change
Net Income
(In thousands)	$3,552	$2,501	42.0%	$3,671	$3,320	10.6%
Diluted EPS
(In dollars)	$.56	$.40	40.0%	$.58	$.53	9.4%

For Immediate Release

Wednesday, January 21, 2004

Contact: Patricia A. Ferrick, Senior VP and CFO

Southern Financial Bancorp, Inc. NASDAQ Symbol “SFFB”

Website: www.southernfinancialbank.com

Phone (540) 349-3900    Fax (540) 349-3904

Warrenton, VA—The Board of Directors of Southern Financial Bancorp, Inc. (NASDAQ: SFFB) reported record net income of $3.6 million ($.56 diluted earnings per share) for the quarter ended December 31, 2003, an increase in net income of 42.0% over the $2.5 million ($.40 diluted earnings per share) earned for the quarter ended December 31, 2002. The increase in net income for the quarter ended December 31, 2003 compared with the prior year fourth quarter was primarily due to increased net interest income driven by the higher level of earning assets. In addition, net income was also positively impacted by increased fee income, and gains on sale of loans and net gains on securities. Conversely, operating expenses, including merger-related expenses and the provision for loan losses increased for the quarter. For the year ended December 31, 2003, net income was $13.2 million ($2.10 diluted earnings per share), an increase of 31.7% from $10.0 million ($1.71 diluted earnings per share), for the year ended December 31,

2002. The increase was primarily due to earning asset growth, increased non-interest income, and a decrease in the provision for loan losses partially offset by increases in non-interest expenses and the provision for income taxes.

Non-GAAP net income excludes net gains and losses on investment securities and other assets and merger expenses related to the pending merger with Provident Bankshares Corporation, During the fourth quarter of 2003, Southern Financial incurred costs in connection with this merger, which was announced in early November of 2003. These merger-related expenses totaled $770 thousand. Non-GAAP net income totaled $3.7 million ($.58 diluted earnings per share) and $3.3 million ($.53 diluted earnings per share), an increase of 10.6% for the quarters ended December 31, 2003 and 2002, respectively. Non-GAAP net income for the fourth quarter excluded $839 thousand in gains on investment securities and $770 thousand of merger related expenses. Non-GAAP net income for the fourth quarter 2002 excluded losses on investment securities. For the years ended December 31, 2003 and 2002, respectively, non-GAAP net income increased 23.4 % to $13.7 million ($2.19 diluted earnings per share) from $11.1 million ($1.89 diluted earnings per share). Non-GAAP net income for the years ended 2003 and 2002 excluded net losses on investment securities totaling $95 thousand, net gains on other assets totaling $289 thousand and $770 thousand of merger related expenses, compared with $1.6 million of net losses on investment securities and $17 thousand of net losses on other assets, respectively. Management believes that these Non-GAAP financial measures are a meaningful presentation because they exclude those items that are not considered part of Southern Financial’s core operating activity.

Georgia S. Derrico, Chairman and CEO, stated, “2003 was an exceptional year for our Bank. In addition to record earnings in each consecutive quarter and for the year, we opened a new branch on Main Street in Richmond, Virginia. In addition, we announced our plans to acquire Essex Bancorp, Inc. which is on schedule to close in the 1st quarter of 2004. Finally, we signed a definitive agreement for the merger of Southern Financial into Provident Bankshares Corporation, planned for the 2nd quarter of 2004. We are proud of our accomplishments this year.”

Net interest income for the quarter was $10.6 million, an increase of 14.6% over the same quarter in the prior year. The increase in net interest income was primarily due to growth in earning assets resulting from loan originations, and purchases of investment securities. Average earning assets increased 16.4% to $1.0 billion for the quarter ended December 31, 2003 compared with the same quarter in 2002. The net interest margin was 4.06% and 4.12% for the same respective quarters. The decline in the net interest margin is primarily the result of the larger increase in average investment securities compared with loans outstanding which reduced the overall yield on earning assets.

Credit quality for the fourth quarter of 2003 remained sound. For the quarters ended December 31, 2003 and 2002, annualized net charge-offs were .85% and .65% of average loans, respectively. For the years ended December 31, 2003 and 2002, respectively, the net charge-offs were .71% and .67% of average loans, respectively. The ratios of allowance for loan losses to loans receivable outstanding were 1.72% and 1.70% at December 31, 2003 and 2002, respectively, and the ratio of nonperforming assets to total assets was .53% and .23%, for the same respective periods.

Total non-interest income increased to $2.8 million from $663 thousand for the quarters ended December 31, 2003 and 2002, respectively. Included in non-interest income were gains on investment securities totaling $839 thousand compared with losses of $1.2 million for the quarters ended December 31, 2003 and 2002, respectively. Fee income increased 6.2% for the quarter ended December 31, 2003 compared with the prior year quarter. Fee income includes account maintenance and electronic banking fees, commercial service fees, system maintenance fees and other loan fees. Non-interest income also includes income from bank owned life insurance, which declined slightly compared with the prior year. Gains on sale of loans, which include primarily the sales of SBA loans, increased compared with the prior year.

Total non-interest expenses for the quarter were $6.6 million, an increase of 28.0% when compared to the fourth quarter of 2002. Excluding merger-related expenses totaling $770 thousand, non-interest expenses increased 13.1% compared with the fourth quarter of 2002. This increase was largely due to operating expenses associated with the de novo branch in Charlottesville which opened in February. Employee compensation and benefits, which represents 48.1% of non-interest expenses, increased 17.1%, due, in part, to personnel associated with the new branch, as well as general merit increases and other new hires to support the expanding customer base. The efficiency ratio remained strong at 46.22% for the fourth quarter of 2003 compared with 45.69% for the quarter ended December 31, 2002.

Total assets increased to $1.1 billion at December 31, 2003, from $970.2 million at December 31, 2002, an increase of 12.7%. Total loans receivable, including loans held for sale, increased $15.2 million or 2.5% compared with December 31, 2002. Loan closings for the 2003 year totaled $260.7 million, $60.7 million of which closed during the fourth quarter. Much of the growth from the loan closings were offset by higher loan repayments which were noted in the previous quarter as well. Investment securities increased to $377.5 million, or 85.5% from December 31, 2002 to December 31, 2003, and included $250.2 million of securities classified as held to maturity. The investment securities increased to partially lever the trust preferred securities issued during the second quarter of 2003. The increase in securities was funded by a series of borrowings with different terms to coincide with estimated prepayments of the securities.

Southern Financial Bancorp, Inc. is the holding company of Southern Financial Bank, a bank operating 28 full service branches including 27 locations in Virginia and one in the District of Columbia.

This press release may contain statements that certain results are expected or anticipated to occur or otherwise state the company’s predictions for the future, are forward-looking statements. These particular forward-looking statements and all other statements that are not historical facts are subject to a number of risks and uncertainties and actual results may differ materially. Such factors include but are not limited to: general economic conditions in the company’s markets; major slowdowns in the commercial lending markets that impact credit quality; the impact of competitive products and pricing; significant fluctuations in interest rates that could reduce net interest margin; difficulties or delays in the development, production, and marketing of new products; a reduction in fee revenue from existing products and services due to the economy and/or competition; and the amount and rate of growth of the company’s general and administrative expenses. Consequently, these cautionary statements qualify all forward-looking statements made herein and cautionary language in the company’s most recent form 10-K report and other documents filed with the Securities and Exchange Commission.

Southern Financial Bancorp, Inc.

37 East Main Street

Warrenton, Virginia 20186

CONSOLIDATED BALANCE SHEETS

(Unaudited)

(Dollars in Thousand)

	December 31, 2003	December 31, 2002
Assets
Cash and overnight deposits	$36,386	$93,398
Investment securities-available for sale	127,332	203,563
Investment securities-held to maturity	250,201	—
Loans receivable, net	601,118	594,323
Loans held for sale	8,651	514
Bank premises & equipment, net	9,573	8,264
Cash surrender value of life insurance	23,378	22,287
Intangible assets	14,167	14,558
Other assets	23,582	33,723

Total assets	$1,094,388	$970,630

Liabilities
Deposits	743,737	776,083
Borrowings from Federal Home Loan Bank	71,796	65,000
Securities sold under agreements to repurchase	137,959	18,456
Callable long term debt	23,000	13,000
Other liabilities	25,039	16,788

Total liabilities	1,001,531	889,327
Stockholders’ equity	92,857	81,303

Total liabilities and stockholders’ equity	$1,094,388	$970,630

CONSOLIDATED STATEMENT OF OPERATIONS

(Unaudited)

	For the Quarters Ended December 31,		For the Twelve Months Ended December 31,
	2003	2002	2003	2002
Interest income	$14,342	$13,376	$54,270	$51,130
Interest expense	3,787	4,162	14,773	17,375

Net interest income	10,555	9,214	39,497	33,755
Provision for loan losses	1,250	1,040	4,805	5,050

Net interest income after provision for loan losses	9,305	8,174	34,692	28,705
Account maintenance and electronic banking fees	782	747	3,132	2,707
Commercial service fees	169	152	691	544
Other loan fees	166	130	606	427
System maintenance and license fees	59	78	211	254
Income from bank owned life insurance	240	293	1,091	1,126
Gain on sale of loans	524	453	1,796	918
Gains (losses) on investment securities, net	839	(1,198)	(95)	(1,603)
Other income (loss)	—	8	299	(4)

Non interest income	2,779	663	7,731	4,369
Employee compensation and benefits	3,184	2,719	12,008	10,001
Premises, equipment and data processing	1,502	1,470	6,028	5,295
Merger-related expenses (Provident Bankshares)	770	—	770	—
Other expenses	1,169	987	4,055	3,105

Non interest expense	6,625	5,176	22,861	18,401

Net income before taxes	5,459	3,661	19,562	14,673
Provision for income taxes	1,907	1,160	6,378	4,661

Net income	$3,552	$2,501	$13,184	$10,012

Southern Financial Bancorp, Inc.

Financial Highlights

	For the Quarters Ended December 31,		For the Twelve Months Ended December 31,
(dollars in thousands, except per share data)	2003	2002	2003	2002
Income Statement Data:
Interest income	$14,342	$13,376	$54,270	$51,130
Interest expense	3,787	4,162	14,773	17,375
Net interest income	10,555	9,214	39,497	33,755
Provision for loan losses	1,250	1,040	4,805	5,050
Net interest income after provision for loan losses	9,305	8,174	34,692	28,705
Other income	2,779	663	7,731	4,369
Other expense	6,625	5,176	22,861	18,401
Income before income taxes	5,459	3,661	19,562	14,673
Income taxes	1,907	1,160	6,378	4,661
Net income	3,552	2,501	13,184	10,012
Reconciliation to Pro forma Net Income
(excluding gains (losses) on investment securities
and other assets and merger-related expenses)
Income before taxes	5,459	3,661	19,562	14,673
Gains (losses) on investment securities	839	(1,198)	(95)	(1,603)
Gains (losses) on other assets	—	—	289	(17)
Merger-related expenses (4)	(770)	—	(770)	—
Pro forma income before income taxes	5,390	4,859	20,138	16,293
Pro forma income taxes	1,719	1,539	6,416	5,176
Pro forma net income	3,671	3,320	13,722	11,117
Per Share Data:
Reconciliation to Pro forma Earnings per share
(excluding gains (losses) on investment
securities and other assets and merger-related expenses)
Earnings per basic share	$0.58	$0.42	$2.19	$1.78
Gains (losses) on investment securities
and other assets	0.09	(0.14)	0.02	(0.20)
Merger-related expenses (4)	(0.11)	—	(0.11)	—
Pro forma earnings per basic share	$0.60	$0.56	$2.27	$1.98
Earnings per diluted share	$0.56	$0.40	$2.10	$1.71
Gains (losses) on investment securities
and other assets	0.08	(0.13)	0.02	(0.18)
Merger-related expenses (4)	(0.10)	—	(0.11)	—
Pro forma earnings per diluted share	$0.58	$0.53	$2.19	$1.89
Book value per share			$14.96	$13.58
Tangible book value per share			$12.67	$11.15
Weighted average shares outstanding:
Basic	6,126,178	5,935,967	6,032,566	5,614,255
Diluted	6,394,159	6,217,442	6,269,387	5,868,093
Shares outstanding at end of period			6,208,589	5,985,298
Selected Performance Ratios and Other Data:
Return on Average Assets	1.29%	1.04%	1.27%	1.18%
Return on Average Equity	16.07%	12.42%	15.50%	14.14%
Selected performance ratios (based on non-GAAP
net income)
Return on Average Assets	1.33%	1.37%	1.32%	1.31%
Return on Average Equity	16.61%	16.48%	16.13%	15.70%
Yield on Earning Assets	5.51%	5.98%	5.60%	6.44%
Cost of Funds	1.67%	2.11%	1.76%	2.50%
Cost of Funds including non-interest
bearing deposits	1.51%	1.90%	1.58%	2.26%
Net Interest Margin	4.06%	4.12%	4.08%	4.25%
Efficiency Ratio (1)	46.22%	45.69%	46.29%	45.53%
Stockholders’ equity to total assets			8.48%	8.38%
Stockholders’ equity to total tangible assets			7.28%	6.98%
Intangible assets			14,167	14,558
Amortization of intangibles	80	117	320	306
Unrealized gains (losses)			(1,409)	82

Southern Financial Bancorp, Inc.

Financial Highlights

	For the Quarters Ended December 31,		For the Twelve Months Ended December 31,
(dollars in thousands, except per share data)	2003	2002	2003	2002
Period-end Balance Sheet Data:
Total assets			$1,094,388	$970,630
Total loans receivable, net of deferred fees			611,616	604,580
Allowance for loan losses			10,498	10,257
Loans held for sale			8,651	514
Total investment securities & overnight deposits			389,060	268,256
Total deposits			743,737	776,083
Other borrowings			209,755	83,456
Callable long term debt			23,000	13,000
Total Liabilities			1,001,531	889,327
Total Stockholders’ Equity			92,857	81,303
Total Capital (2)			115,857	94,303
Selected Average Balances:
Total loans receivable, net of deferred fees	$643,523	$641,352	$640,159	$524,271
Total investment securities	390,307	232,835	309,985	258,535
Overnight deposits	7,114	20,161	18,190	10,548
Earning assets	1,040,944	894,348	968,334	793,354
Total assets	1,104,095	966,218	1,038,764	851,118
Interest bearing deposits	638,586	684,964	650,101	613,634
Other debt (2)	267,119	105,838	190,411	80,769
Total interest-bearing liabilities	905,706	790,802	840,513	694,403
Non-interest bearing deposits	97,047	86,953	92,921	74,161
Total deposits	735,633	771,917	743,022	687,795
Stockholders’ equity	88,411	80,549	85,047	70,812
Allowance for loan losses:
Balance-beginning of period	10,615	10,264	10,257	7,354
Acquired from Metro-County Bank	—	—	—	1,350
Provision for loan losses	1,250	1,040	4,805	5,050
Net charge-offs	(1,367)	(1,047)	(4,564)	(3,497)

Balance-end of period	10,498	10,257	10,498	10,257
Asset Quality
Nonaccrual loans, including SBA guaranteed portion (3)			5,798	2,271
Other Real Estate Owned			—	—
Total Nonperforming Assets			5,798	2,271
Provision for Loan Losses to net charge-offs			105.28%	144.41%
Net Charge-offs to Average Loans			0.71%	0.67%
Nonperforming Assets to Total Assets			0.53%	0.23%
Allowance for Loan Losses to Nonperforming Assets			181.06%	451.67%
Allowance for Loan Losses to Total Loans			1.72%	1.70%

(1)	Calculated by dividing total other expense, net of amortization of goodwill and intangibles and merger-related expenses, by net interest income plus total other income, excluding securities gains and losses and other assets.

(2)	Includes callable long term debt.

(3)	The SBA guaranteed portion of nonaccrual loans totaling $2.0 million and $822 thousand at December 31, 2003 and 2002, respectively, are included in the total.

(4)	Certain merger-related expenses were not tax effected because they were not deductible for tax purposes.